Exhibit 21.1

MAJOR SUBSIDIARIES OF BLOCK, INC.*

Subsidiary name	Jurisdiction of incorporation
Afterpay Australia Pty Ltd	Australia
Afterpay Corporate Services Pty Ltd	Australia
Afterpay Holdings Pty Ltd	Australia
Afterpay Pty Ltd	Australia
Afterpay US, Inc.	Delaware, U.S.
Aspiro AB	Sweden
Clearpay Finance Limited	United Kingdom
Lanai (AU) 1 Pty Ltd	Australia
Lanai (US) 1, LLC	Delaware, U.S.
Lanai (US) 2, LLC	Delaware, U.S.
Project Rising, LLC	Delaware, U.S.
Square Financial Services, Inc.	Utah, U.S.
Square Technologies, Inc.	Canada
TIDAL Music AS	Norway

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Block, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.